Christian,

Since you've invested in Avery Singer, whose market we internally classify as "emerging," thought you'd want to see our latest offering from Hernan Bas, another 'emerging' market artist who's seen major recent success.

Last year, Bas was hailed as the "poster child" for Art Basel Miami because of how many collectors seek his work, and the NYT reported that he's the "arguably most sought-after artist" in Miami's growing arts scene.

According to our internal data, Bas's market has seen accelerating growth in the last few years. From 4.4% ('10-24) to a now impressive 28.3% annually from '20-'24, weathering multiple macro challenges such as interest rates and COVID dips during his ascension.



ACCELERATING GROWTH
CAGR FROM '20-'24
28.3%
CAGR FROM '10-'24
4.4%
Graphic depicts Masterworks' hedonic index generation methodology, used to illustrate an artist's price movement through public auction data. See more information in disclosures below.

His rise may be relatively recent, but the broader circumstances give us conviction in his long-term potential. Invest in this offering here, or view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

"Hedonic Index" relies on Masterworks' hedonic index generation methodology, used to illustrate an artist's price movement through public auction data. The hedonic Index incorporates output prices and aims to control for features representative of work quality, based on human input from internal and external art market experts, as well as automatic ML labeling trained on human input. A regression model uses these inputs to find the influence of the year on the prediction and therefore a measure of how an artist's market has moved by year, (i.e. an index). The hedonic equation is fit separately for each artist. Although Masterworks has taken steps to ensure input is made independently of Masterworks and free from bias, you are cautioned against placing undue reliance on any given value judgment or Artist Market Index presentation. There is no universally accepted set of rules, but Masterworks endeavors to be consistent within artists' markets. View more information on the Hedonic Index here. You may schedule a call to discuss our presentation of hedonic indices, including understanding more about the risks and limitations, by contacting us here.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Celebrity and publication affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.